Amendment no. 2 to ADMINISTRATION AGREEMENT

THIS AMENDMENT NO. 2 TO ADMINISTRATION AGREEMENT (this “Amendment”), is made this 16th day of May, 2024 (the “Amendment Effective Date”), by and between City National Rochdale Strategic Credit Fund, a statutory trust incorporated/formed under the laws of Delaware (the “Trust”), and SEI Investments Global Funds Services, a statutory trust formed under the laws of the State of Delaware (the “Administrator”).

WHEREAS:

A.	The Trust and Administrator entered into an Administration Agreement dated as of May 16, 2018 (the “Agreement”), pursuant to which, among other things, Administrator agreed to provide certain administration services on behalf of the Funds; and

B.	The parties hereto desire to amend the Agreement on the terms and subject to the conditions provided herein.

NOW THEREFORE, in consideration of the premises, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Defined Terms. Except as specifically set forth herein, defined terms used herein shall have their respective meanings as set forth in the Agreement.

2.	Section 9.01 (Term and Renewal). Section 9.01 (Term and Renewal) of the Agreement is hereby deleted in its entirety and replaced with the following:

9.01	Term and Renewal. This Agreement shall become effective as of the Effective Date and shall remain in effect through and until December 18, 2027 (the “Initial Term”), and thereafter shall automatically renew for successive three year terms (each such period, a “Renewal Term”) unless terminated by any party giving written notice of non-renewal at least one hundred eighty days prior to the last day of the then current term to each other party hereto.

3.	Ratification of Agreement. Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement are hereby ratified and shall continue in full force and effect.

4.	Counterparts. This Amendment may be executed in two or more counterparts, all of which shall constitute one and the same instrument. Each such counterpart shall be deemed an original, and it shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart. This Amendment shall be deemed executed by each party when any one or more counterparts hereof or thereof, individually or taken together, bears the original, facsimile or scanned signatures of each of the parties.

5.	Binding Effect. This Amendment shall be binding upon, and shall inure to the benefit of the Administrator and the Funds and each of their respective permitted successors and assigns.

6.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws or choice of laws rules or principles thereof.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the Amendment Effective Date.

ADMINISTRATOR:		TRUST:

SEI INVESTMENTS GLOBAL FUNDS SERVICES		CITY NATIONAL ROCHDALE STRATEGIC CREDIT FUND

By:	/s/ John Alshefski	By:	/s/ Frank Bonsignore
Name:	John Alshefski	Name:	Frank Bonsignore
Title	SVP	Title:	Vice President and Secretary